Indosat Submits Limited Reviewed Financial Results

For the Nine Months Ended September 30, 2012

The Company Posts a 5.5% Year on Year Increase in EBITDA, and 8.5% Year on Year Increase in Cellular Revenue

Jakarta, Indonesia, 31 October 2012: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its limited reviewed interim consolidated financial statement for the nine months ended 30 September 2012 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a 7.6% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR16.5 trillion for the nine months 2012. EBITDA grew 5.5% to IDR 7,647.0 billion (9M 2011: IDR 7,245.8 billion), implying an EBITDA margin of 46.3%. Operating expenses increased by 13.2% for the year, primarily driven by higher cost of service, depreciation and amortization, marketing, general & administration, offset by lower personnel costs. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 83%, 13% and 4% respectively to the Company’s consolidated operating revenue.

Financial Highlights:

	Quarterly Analysis			Year on Year Analysis
	3Q 2012	3Q 2011	% change	9M 2012	9M 2011	% change
Operating Revenue (IDRbn)	6,132.0	5,307.3	15.5	16,509.0	15,349.1	7.6
Cellular* (IDRbn)	5,124.1	4,356.6	17.6	13,650.5	12,575.7	8.5
Non-Cellular (IDRbn)	1,007.9	950.7	6.0	2,858.5	2,773.4	3.1
Operating Expenses *(IDRbn)	5,703.1	4,298.6	32.7	14,632.4	12,927.9	13.2
Operating Income (IDRbn)	428.9	1,008.7	(57.5)	1,876.6	2,421.2	(22.5)
Other Income (Expense)* (IDRbn)	1,358.7	(540.7)	351.3	(85.3)	(890.9)	(90.4)
EBITDA** (IDRbn)	2,768.2	2,681.1	3.2	7,647.0	7,245.8	5.5
EBITDA Margin (%)	45.1	50.5	(5.4ppt)	46.3	47.2	(0.9ppt)
Profit For the Period Attributable to Owners of the Company (IDRbn)	1,760.2	322.8	445.3	1,628.4	1,047.3	55.5
Cash-out Capex (IDRbn)	1,333.8	1,397.6	(4.6)	4,467.5	3,955.5	12.9
Total Debt (IDRbn)	21,847.5	21,643.4	0.9	21,847.5	21,643.4	0.9
Total Cellular Customers (mn)	55.5	51.5	7.8	55.5	51.5	7.8
Indosat Internet Customers*** (thousand)	534.2	538.4	(0.8)	534.2	538.4	(0.8)
FWA Customers (thousand)	202.3	283.2	(28.6)	202.3	283.2	(28.6)
ARPU Cellular (IDR thousand)	30.8	29.7	3.7	27.6	29.4	(6.1)
ARPU FWA (IDR thousand)	20.8	39.1	(46.8)	28.5	32.4	(12.0)
BTS (2G and 3G)	21,642	18,776	15.3	21,642	18,776	15.3

•

Earnings per share increased by 55.5% compared to last year from IDR192.73 in 9M 2011 into an earning per share in 9M 2012 IDR299.67. This increased mainly was caused by gain from tower sales and leaseback transaction that was closed on August 2nd, 2012.

•

Indosat increased its total debt during the period from September 30, 2011 to September 30, 2012 by 0.9% after issuing Indosat Bond VIII of IDR2.7 trillion and Sukuk Ijarah V of IDR300 billion and RCF BCA Facility drawdown of IDR500 billion (net of repayment). Debt repayments during the period are: Syndicated US$ Loan installment US$144.0 million, SEK Loan Tranche A, B & C installment US$45.0 million, HSBC Coface and Sinosure US$20.1 million, 9-Year Commercial Loan installment from HSBC US$3.4 million, BCA loan and Mandiri loan IDR1.0 trillion each, RCF Mandiri facility net repayment of IDR300.0 billion, Niaga Credit Facility IDR30.0 billion and Lintasarta Limited Bonds I and II IDR42.0 billion.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 8.5%, supported by continued growth in the cellular customer base, which stood at 55.5m customers at the end of 9M 2012.

•

Cellular ARPU declined by 6.1% year on year, predominantly as a result of the 7.8% increase in the customer base over the same period last year, which contributed mainly from youth segment with low ARPU profil.

Commenting on the results, Harry Sasongko, President Director and CEO of  Indosat said:

"We are pleased that our performance is improving, evident in our third quarter results. Our marketing programs were well received by our customers and the market and we have been able to also improve our execution. We will do our best to continue being innovative and offer relevant services to our customers, together with a continuously improving customer experience."

*

Including the restatement due to retrospective application of lease transaction under PSAK 30 (revised 2011) effective January 1, 2012.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

***

Since January 2012 Internet Broadband Service has been reclassified to a service class naming Indosat Internet.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular customers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends